Exhibit 99.1

Sapiens UnderwritingPro Now Certified on Microsoft AppSource

November 18, 2020 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the availability of Sapiens UnderwritingPro for Life and Annuities, a next-generation web based solution for automated underwriting and new business case management on Microsoft AppSource, an online cloud marketplace providing tailored line-of-business solutions.

Sapiens UnderwritingPro provides a complete Straight-Through Processing (STP) underwriting environment with its intuitive user interface, real-time dashboard, sophisticated rules engine, and advanced workflow and analytics. When combined with a growing list of third-party data sources (such as Milliman, ExamOne and LexisNexis), Sapiens UnderwritingPro can provide a touchless, fluidless underwriting experience with minimal or no human intervention.

Sapiens worked to ensure that the Sapiens UnderwritingPro available on Microsoft AppSource meets performance, scalability, security and high availability requirements.

“Thanks to the continued innovation supported by Microsoft Azure and the Microsoft Partner Program, integration and management of existing systems can seamlessly be deployed across organizations,” said Roni Levy, President and COO NA Operations. “Sapiens is delighted to further develop our relationship with Microsoft and is pleased to utilize the organization’s outstanding cloud capability to strengthen our digital offerings – a move essential to the long-term competitiveness of insurance providers.”

Toby Bowers, General Manager, Business Applications Group, Microsoft Corp. said, “We’re happy to welcome Sapiens to Microsoft AppSource, which gives our partners great exposure to cloud customers around the globe. Microsoft AppSource offers partner solutions such as UnderwritingPro from Sapiens to help customers meet their needs faster.”

Additional benefits of Sapiens UnderwritingPro include:

●	Intuitive web-based solution for automated underwriting and new business case management

●	Enhanced tracking and improved workflow streamlining the underwriting process to provide a Straight Through Processing environment

●	More effective use of underwriting resources and resource allocation

●	Highly configurable which easily define product and underwriting rules to support automated decisions

●	Reduced time to issue and lower policy acquisition costs

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com

Media Contact

Alex Zukerman,

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com